UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,
Upper Church Street,
Douglas, Isle of Man, IM1 1EE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 27, 2026, Lifezone Metals Limited (the “Company”), its wholly-owned subsidiary Kabanga Nickel Limited (the “Borrower”) and Taurus Mining Finance Fund No. 2, L.P. (“Taurus Mining Finance”) executed an amendment letter with respect to the $60 million senior secured bridge loan facility agreement (the “Bridge Loan Facility Agreement”). Pursuant to the amendment letter, among other things, Taurus Mining Finance agreed to an extension of the “Availability Period” in clause 1.1 (Definitions) of the Bridge Loan Facility Agreement to read: “the period from and including the date of this Agreement up to and including 23.59 GMT on and including 29 November 2026”.

The foregoing description of the waiver letter does not purport to be complete and is qualified in its entirety by reference to the copy of the waiver letter, which is furnished as Exhibit 99.1 this report on Form 6-K.

The Company intends to incorporate this Form 6-K and the accompanying exhibit by reference into its registration statements on Form F-3 (File Nos. 333-272865, 333-281189 and 333-289809) and Form S-8 (File No. 333-274449) and the related prospectuses, respectively, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment Letter, dated July 27, 2026, among Kabanga Nickel Limited, Lifezone Metals Limited and Taurus Mining Finance Fund No. 2, L.P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: July 28, 2026	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer